UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2019

Money With Meaning Fund, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10961

Delaware	82-1462270
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

300 S Orange Ave, Suite 1000 Orlando, Florida 32801	407-378-6868
(Address of principal executive offices)	Issuer’s telephone number, including area code

Item 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

The Company was formed on October 17, 2017, and its offering under Tier 2 of Regulation A (the “Offering”) was “qualified” by the Securities and Exchange Commission on June 3, 2019. As of June 30, 2019, the Company had not acquired any mortgage loans or otherwise conducted any business.

Our management is not aware of any material trends or uncertainties, other than national economic conditions affecting real estate generally that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management and operation of real estate and real estate related investments.

Liquidity & Capital Resources

The Company is seeking to raise up to $15,000,000 of capital in the Offering. As of June 30, 2019, the Company had not raised any capital.

The Company expects to deploy most of the capital raised in the Offering by purchasing loans, as described in the “Use of Proceeds” section of our Offering Circular.

The Company does not currently have any unfunded capital commitments. Should we need more capital for any reason, we intend to either sell more Class A Investor Shares or sell other classes of securities. In selling Class A Investor Shares or other securities, we might be constrained by the securities laws. For example, we are not allowed to sell more than $50,000,000 of securities using Regulation A during any period of 12 months.

Trend Information

We are not aware of any trends, uncertainties, demands, commitments, or events reasonably likely to have a material effect on the Company’s revenues, income from operations, profitability, liquidity, or capital resources, or that would cause the Company’s reported financial information not necessarily to be indicative of future operating results or financial condition.

Item 2

Other Information

None.

Item 3

Financial Statements

INDEX TO FINANCIAL STATEMENTS OF

MONEY WITH MEANING, LLC

MONEY WITH MEANING, LLC

Balance Sheets

As of June 30, 2019 (unaudited)

ASSETS
Cash and cash equivalents	$270
Deferred offering costs	111,420

Total Assets	$111,690

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable	$15,791
Due to manager	158,442

Total Liabilities	174,233

Member’s Equity/(Deficit):	(62,543)

Total Liabilities and Members’ Equity/(Deficit)	$111,690

The accompanying notes are an integral part of these financial statements.

MONEY WITH MEANING, LLC

Statements of Operations

For the Six Months Ended June 30, 2019 (unaudited)

Net revenues	$-
Cost of net revenues	-
Gross profit	-

Operating Expenses:
Bank Fees	30
Marketing Costs	2,396
Professional Fees	18,178
Total Expenses	20,604

Net Loss	$(20,604)

Weighted-average units outstanding
-Basic and Diluted	1,000,000
Net loss per unit
-Basic and Diluted	$(0.02)

The accompanying notes are an integral part of these financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

MONEY WITH MEANING, LLC

Statements of Changes in Members’ Equity/(Deficit)

For the Six Months Ended June 30, 2019 (unaudited)

Member’s Equity/(Deficit)
Balance at December 31, 2018	$(41,939)
Net Loss	(20,604)
Balance at June 30, 2019	$(62,543)

The accompanying notes are an integral part of these financial statements.

MONEY WITH MEANING, LLC

Statements of Cash Flows

For the Six Months Ended June 30, 2019 (unaudited)

OPERATING ACTIVITIES:
Net income	$(20,604)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Increase in Accounts Payable	9,227
Increase in Due to Manager	11,647
Net cash provided by (used in) operating activities	(20,874)

Net increase (decrease) in cash and cash equivalents	270
Cash and cash equivalents, beginning of period	0
Cash and cash equivalents, end of period	$270

The accompanying notes are an integral part of these financial statements.

MONEY WITH MEANING, LLC

Notes to Financial Statements (unaudited)

For the Six Months Ended June 30, 2019 (unaudited)

NOTE 1: NATURE OF OPERATIONS

Money With Meaning Fund, LLC (the “Company”), is a limited liability company organized May 8, 2017 under the laws of Delaware. The Company was formed to invest in (buy) primarily non-performing mortgage loans, meaning loans that are secured by a mortgage on real estate (typically a single-family residential property) and delinquent in payment, and work with homeowners to resolve the nonperforming loans in a socially conscious manner.

The Company is managed by Cloud Capital Management, LLC (the “Manager”), a Florida limited liability company and the sole member of the Company as of June 30, 2019. Cloud Capital Management, LLC (a related party) has exclusive control over all aspects of the Company’s business in its role as Manager.

As of June 30, 2019, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities and preparations for capital raising. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet commenced planned principal operations and has not generated revenues or profits since inception, holds only $270 cash as of June 30, 2019, and has a working capital deficit as of June 30, 2019. The Company’s ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2019, the Company has $270 in its bank accounts.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenue has been earned or recognized as of June 30, 2019.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - “Expenses of Offering”. Deferred offering costs consist principally of legal fees incurred in connection with an offering the Company intends to commence during 2019 under Regulation A. Prior to the completion of the offering, these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to member’s equity upon the completion of the offering or to expense if the offering is not completed. Deferred offerings cost of $111,420 is capitalized to the balance sheet as of June 30, 2019.

Income Taxes

The Company is a Delaware limited liability company and is treated as a disregarded entity for federal income tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its sole member. Therefore, no provision for income tax has been recorded in the accompanying financial statements. Income from the Company is reported and taxed to the member on its individual tax return.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Net Earnings or Loss per Unit

Net earnings or loss per unit is computed by dividing net income or loss by the weighted-average number of units outstanding during the period, excluding units subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per unit. Diluted net earnings or loss per unit reflect the actual weighted average of units issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive items are excluded from the computation of the diluted net earnings or loss per unit if their inclusion would be anti-dilutive. As no potentially dilutive items exist and no membership units are outstanding as of June 30,2019, the Company has not presented basic net loss per unit or diluted net loss per unit. As no potentially dilutive items exist as of June 30, 2019, basic and diluted net loss per unit are the same.

NOTE 4: MEMBER’S EQUITY/(DEFICIT)

On July 1, 2017, the Company defined the limited liability interests in the Company in the LLC Agreement. Such interests are denominated into 20,000,000 “Shares”, consisting of 1,000,000 “Common Shares” and 19,000,000 “Investor Shares”. The Manager of the Company, Cloud Capital Management, LLC (a related party), owned all of the limited liability company interests of the Company as of June 30, 2019; These were denominated into 1,000,000 Common Shares as of June 30, 2019.

The Manager of the Company is authorized to further divide the Investor Shares into one or more series and must document the number of shares, and the rights and preferences of such series in formal authorizing resolutions. An authorizing resolution providing for issuance of any series of Investor Shares may provide that such series shall be superior or rank equally or be junior to the Investor Shares of any other series except to the extent prohibited by the terms of the authorizing resolution establishing another series of Investor Shares. As Manager of the Company, Cloud Capital Management, LLC has full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company and to make all decisions regarding such matters. Investor Shares do not have voting rights; however, voting rights may be conferred upon all or any series of Investor Shares by the Manager of the Company in an Authorizing Resolution.

On July 1, 2017, the Manager authorized the Company to issue 5,000,000 Investor Shares designated as “Class A Investor Shares,” having no par value, with the rights, preferences, powers, privileges and restrictions, qualifications, and limitations set forth in a formal authorizing resolution. On June 24, 2019 the manager changed the number to $2,500,000. As of the date of any distribution, owners of Class A Investor Shares (“Class A Members”), are entitled to receive a Class A Preferred Return equal to a compounded return of 12% with respect to its unreturned investment since the date of such Class A Member’s capital contribution. Class A Members have priority in distribution relative to owners of Common Shares (“Common Members”), wherein a Class A Member will first receive the Class A Preferred Return and next its unreturned investment prior to any remaining balance being distributed to Common Members.

The Manager may at any time increase or decrease the authorized and/or outstanding number of Shares of any class, including Common Shares, provided that any increase or decrease in the number of Shares outstanding shall be made pro rata with respect to all Members owning the outstanding Shares of such class.

The member’s capital balance was zero as of June 30, 2019. Member’s equity/(deficit) as of June 30, 2019 consisted entirely of the accumulated deficits of $62,543; resulting from the net losses of $20,604 for the period ended June 30, 2019 operations.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

The offering circular provides that Prime Trust, LLC will serve as the escrow agent of the Company. The Company has now engaged with the services of Sudrania Fund Services, LLC to act as its escrow agent and to perform other services.

NOTE 5: RELATED PARTY TRANSACTIONS

Expenses since inception have been paid by the Manager of the Company, Cloud Capital Management, LLC (a related party), on the Company’s behalf. Per the LLC Agreement, the Company will reimburse the Manager and its affiliates, without interest, for expenses they incur in connection with the formation of the Company. Amounts due to the related party Manager of the Company was $158,441 as of June 30, 2019.

On November 1, 2018, the Company entered into a management services agreement with Cloud Capital Management LLC, the Manager of the Company. Under the agreement, the Manager is entitled to a monthly management fee of (i) one-sixth of one percent (0.167%) of the aggregate capital accounts of the Investor Members on the last day of such month, and (ii) $60 for each active asset of the Company. The Company is also required to reimburse the Manager for all costs and expenses incurred solely on behalf of the Company including fees paid to and expenses of third-party service providers, other than those expenses that are specifically the responsibility of the Manager pursuant to the agreement.

On October 3, 2018, the Company amended its LLC Agreement to denominate the Manager’s ownership of all limited liability interests of the Company to 1,000,000 Common Shares. The denomination of the Manager’s ownership interests to Common Shares did not diminish the Manager’s ownership, and the Manager remained the sole member of the Company.

NOTE 6: COMMITMENTS

On November 7, 2018, the Company entered into a joinder agreement to become a party to an existing loan servicing agreement between the Manager and a third-party loan servicing company, however, only with respect to assets owned by the Company. Under the agreement, the loan servicing company agrees to service and administer the Company’s mortgage loans and REO properties in exchange for per asset monthly servicing fees, and if applicable, default resolution fees of up to 2.25% of related unpaid principal balances (UPBs), disposition/property liquidation fees of up to 2.5% of UPBs, and deboarding fees for REOs equal to 2% of net proceeds. The agreement automatically renewed for a one-year term on May 23, 2019, and on each successive anniversary unless mutually cancelled by both parties 90-days prior to the anniversary date.

On November 14, 2018, the Company entered into an asset management agreement with a third-party asset management company. Under the agreement, the asset management company agreed to provide oversight of all loan servicers with respect to the servicing of the Company’s mortgage loans, and to administer, manage and dispose of the Company’s REO properties. Such services will be provided in exchange for asset management fees comprised of acquisition fees (1% of the Company’s purchase price of its assets), mortgage loan management fees (1% per annum of the Company’s purchase price of its assets, payable monthly, and 1% of sales proceeds upon disposition), and REO management fees (1% of sales proceeds upon closing of sales). The Company may terminate the agreement with or without cause by providing 30-days’ notice to the asset management company.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through June 30, 2019, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

Item 4

Exhibits

Exhibit 1A-2A	Certificate of Formation of the Company filed with the Delaware Secretary of State on May 8, 2017.*
Exhibit 1A-2B	Limited Liability Company Agreement dated November 1, 2018.*
Exhibit 1A-2C	Authorizing Resolution dated November 1, 2018.*
Exhibit 1A-4	Form of Investment Agreement.*
Exhibit 1A-6A	Servicing Agreement with SN Servicing Corporation.*
Exhibit 1A-6B	Master Servicing Agreement with Southside Community Development & Housing Corporation.*
Exhibit 1A-6G	Agreement between the Company and Mainstream Fund Services, Inc. dated January 9, 2018.*
Exhibit 1A-6D	Asset Management Agreement with Neighborhood Stabilization Capital Management, LLC.*
Exhibit 1A-6E	Management Services Agreement with Cloud Capital Management, LLC.*
Exhibit 1A-6F	Joinder Agreement modifying Servicing Agreement with SN Servicing Corporation.*

*All Exhibits are incorporated by reference to those previously filed.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: September 27, 2019

Money With Meaning Fund, LLC

By:	Cloud Capital Management, LLC
As Manager

By	/s/ Terrence Ostermman
Terrence Osterman, Managing Member

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Terrence Ostermman
Terrence Osterman

Managing Member of Cloud Capital Management

Chief Executive Officer

September 27, 2019